

October 19, 2010

Peter Goldstein, President
GSP-1, Inc.
GSP-2, Inc.
650 Sweet Bay Avenue
Plantation, Florida 33324

> **Re:** **GSP-1, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed October 15, 2010**
> **File No. 000-54070**
>
> **GSP-2, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed October 15, 2010**
> **File No. 000-54071**

Dear Mr. Goldstein:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg Jaclin
        Anslow & Jaclin
        Via facsimile